BOD Resolution on Revision of Business Reports and Financial Statements for the Year 2005

1. Reason for revision : To accept recommendation of external auditor (Deloitte Anjin) to revise business reports and financial statements for the year 2005

2. Details of external auditor’s recommendation and reason for BOD resolution

• Details of external auditor’s recommendation : Operating expenses including sales commissions should be recorded in the accounting period when they are incurred (accrual basis accounting) rather than paid (cash basis accounting).

• Reason for BOD resolution : Hanarotelecom incorporated has decided to accept the external auditor’s opinion and to revise its financial statements accordingly even though that does not have any impact on its net income or loss.

3. Details of revision

•	Some of the sales commissions and the telecommunication equipment lease expenses have been recorded for the following month when they are paid (cash basis), instead of the current month when they are accrued (accrual basis). Accordingly, expenses for the year 2005 consisted of the sum of expenses incurred between December 2004 and November 2005. Accepting the external auditor’s opinion, however, hanarotelecom has decided to apply the accrual basis accounting, and the revised financial statements include the relevant expenses of KRW 27,183 million accrued in December 2005 and exclude the expenses of KRW 28,115 million incurred in December 2004.

•	The amount of KRW 27,183 is reflected in the accumulated deficit and accrued expenses for the year 2005. However, this change does not have any impact on hanarotelecom’s income statements for 2005.

• Changes in the financial statements are as follows:

<Balance Sheets>

(Unit: KRW million)

Items	Current (2005)	Revised (2005)	Variation

Total liabilities	1,385,331	1,412,514	27,183

Total shareholders’ equity	1,594,770	1,567,587	-27,183

<Statements of Disposition of Deficit (Draft)>

(Unit: KRW million)

Items	Current (2005)	Revised (2005)	Variation

Accumulated Deficit before disposition	1,072,920	1,100,103	27,183

Undisposed Accumulated Deficit to be carried forward to the subsequent year	1,072,920	1,100,103	27,183

4. Financial impact : The revision leads to an increase in total liabilities and a decrease in total shareholders’ equity but does not have any impact on hanarotelecom’s the net income or loss.

5. Others : The figures stated above are unaudited financial data and expected to be disclosed along with the external auditor’s audit report.